Mail Stop 5546
								November 21, 2007


Via U.S. Mail and Facsimile

Brian Dunne
Executive Vice-President and Chief Financial Officer
ACE Aviation Holdings, Inc.
5100 de Maisonneuve Boulevard West
Montreal, Quebec, Canada H4A 3T2

	Re:	ACE Aviation Holdings, Inc.
		Form 40-F for the Fiscal Year Ended December 31, 2006
		Filed March 30, 2007
		Response Letter Dated October 31, 2007
      File No. 0-51034

Dear Mr. Dunne:

      We refer you to our comment letter dated October 24, 2007 regarding business contacts with Cuba. We have completed our review of this subject matter and have no further comments at this time.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk


cc: 	Christopher W. Morgan, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (416) 777-4747

      Max Webb
		Assistant Director
		Division of Corporation Finance